Clearmind Medicine Inc.

101 – 1220 West 6th Avenue
Vancouver, British Columbia V6H1A5

July 27, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Clearmind Medicine Inc. (CIK: 0001892500)
Registration Statement No. 333-273293 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 25, 2023, in which we requested acceleration of the effective date of the above referenced Registration Statement to 5:00 p.m., Eastern Time, on July 27, 2023, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at such time and we hereby withdraw our request for acceleration of the effective date until further notice from the Company.

The Registrant respectfully requests that it be notified of acceptance of this notice of withdrawal by a telephone call to David Huberman, Esq. of Greenberg Traurig, P.A. at (312) 364-1633.

Very truly yours,

Clearmind Medicine Inc.

By:	/s/ Dr. Adi Zuloff-Shani
Dr. Adi Zuloff-Shani
Chief Executive Officer